Exhibit 99.1
To Shareholders
Notice of the 40th Ordinary General Meeting of Shareholders
We hereby notify you that the 40th Ordinary General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation (“AOI”).
[The figures provided in this material relate only to POSCO, and are not consolidated with those of its subsidiaries.]
1. Date: February 22, 2008, 9:00 am
2. Place: POSCO Center, 892, Daechi-4dong Gangnam-gu, Seoul, 135-777, Korea
3. Agenda
Agenda 1 : Approval of Balance Sheet, Income Statement and the Statement of Appropriation of Retained Earnings for the 40th Fiscal Year:
Pursuant to the Article 449 of the Korean Commercial Act and the Article 53 of the Articles of Incorporation, approval of the non-consolidated Balance Sheet, the Income Statement and the Statement of Appropriation of Retained Earnings for the 40th fiscal year, as attached hereafter, is requested.

Balance Sheet
As of December 31, 2007 and 2006
(Unit: Korean thousand Won)

Description	2007	2006	Changes
(Assets)
I. Current Assets	8,767,893,594	7,870,885,111	897,008,483
1. Quick Assets	5,546,614,374	5,136,180,708	410,433,666
a. Cash and cash equivalents	691,033,775	512,420,904	178,612,871
b. Short-term financial instruments	1,443,301,320	626,445,921	816,855,399
c. Short-term investment securities	1,431,284,368	2,074,440,025	Δ643,155,657
d. Trade receivables	1,896,351,630	1,805,728,150	90,623,480
Allowance for doubtful accounts	Δ1,502,114	Δ1,986,301	484,187
e. Short-term loans	14,069	14,069	0
Allowance for doubtful accounts	Δ11	Δ15	4
f. Other receivables	77,103,840	116,063,690	Δ38,959,850
Allowance for doubtful accounts	Δ28,326,859	Δ22,880,671	Δ5,446,188
g. Accrued income	30,742,682	16,447,742	14,294,940
h. Prepayment	248,460	4,574,037	Δ4,325,577
i. Prepaid expenses	5,994,704	4,866,215	1,128,489
j. Other quick assets	368,510	46,942	321,568
2. Inventories	` 3,221,279,220	2,734,704,403	486,574,817
a. Finished goods	490,817,446	495,568,924	Δ4,751,478
b. By-products	5,376,830	2,400,575	2,976,255
c. Semi-finished goods	862,830,659	686,943,537	175,887,122
d. Raw materials	770,571,917	569,633,853	200,938,064
e. Fuel and materials	416,607,905	333,799,649	82,808,256
f. Materials in transit	674,428,612	645,826,074	28,602,538
g. Other inventories	645,851	531,791	114,060

Balance Sheet
As of December 31, 2007 and 2006
(Unit: Korean thousand Won)

Description	2007	2006	Changes
II. Non-current Assets	21,724,904,110	18,491,987,732	3,232,916,378
1. Investments	8,165,314,463	5,658,395,445	2,506,919,018
a. Long-term financial instruments	47,400	44,900	2,500
b. Long-term investment securities	8,163,412,396	5,658,350,545	2,505,061,851
c. Long-term loans	1,856,152	0	1,856,152
Allowance for doubtful accounts	Δ1,485	0	Δ1,485
2. Tangible Assets	13,201,648,923	12,466,115,714	735,533,209
a. Land	860,350,092	852,351,881	7,998,211
b. Buildings	3,645,530,136	3,321,950,743	323,579,393
Accumulated depreciation	Δ1,625,628,464	Δ1,473,222,250	Δ152,406,214
c. Structures	2,450,566,588	2,129,198,783	321,367,805
Accumulated depreciation	Δ976,870,475	Δ872,644,798	Δ104,225,677
d. Machinery and equipment	25,213,728,598	22,351,265,241	2,862,463,357
Accumulated depreciation	Δ17,705,635,212	Δ16,756,521,843	Δ949,113,369
e. Vehicle and transportation equipment	170,197,003	169,982,675	214,328
Accumulated depreciation	Δ141,467,336	Δ137,338,303	Δ4,129,033
f. Tools and fixtures	134,821,157	133,994,836	826,321
Accumulated depreciation	Δ115,031,102	Δ106,287,961	Δ8,743,141
g. Furniture	152,620,782	147,141,933	5,478,849
Accumulated depreciation	Δ114,502,068	Δ105,245,782	Δ9,256,286
h. Capital lease assets	11,465,641	0	11,465,641
Accumulated depreciation	Δ636,980	0	Δ636,980
i. Construction in-progress	1,242,140,563	2,811,490,559	Δ1,569,349,996
3. Intangible Assets	211,975,107	229,417,775	Δ17,442,668
a. Industrial property rights	1,514,245	1,084,555	429,690
b. Port facilities use rights	130,596,199	112,101,726	18,494,473
c. Land use rights	2,254,528	2,700,488	Δ445,960
d. Other intangible assets	77,610,135	113,531,006	Δ35,920,871
4. Other non-current assets	145,965,617	138,058,798	7,906,819
a. Long-term trade receivables	31,831,678	28,258,808	3,572,870
Allowance for doubtful accounts	Δ12,466,196	Δ5,687,281	Δ6,778,915
b. Guarantee deposits	974,751	971,665	3,086
c. Other investments	125,654,170	114,544,410	11,109,760
Allowance for doubtful accounts	Δ28,786	Δ28,804	18
Total Assets	30,492,797,704	26,362,872,843	4,129,924,861

Balance Sheet
As of December 31, 2007 and 2006
(Unit: Korean thousand Won)

Description	2007	2006	Changes
(Liabilities)
I. Current Liabilities	2,811,806,722	1,746,903,683	1,064,903,039
a. Trade payables	632,046,824	519,681,969	112,364,855
b. Short-term borrowings	81,292,708	0	81,292,708
c. Income taxes payable	823,723,482	567,558,742	256,164,740
d. Dividends payable	4,120,383	3,668,804	451,579
e. Current portion of long-term debts	432,133,713	10,298,183	421,835,530
f. Other accounts payable	595,046,402	305,795,983	289,250,419
g. Advances from customers	24,755,358	30,037,698	Δ5,282,340
h. Withholdings	27,130,995	24,045,438	3,085,557
i. Accrued expenses	87,948,798	200,095,529	Δ112,146,731
j. Unearned income	1,579,397	2,268,476	Δ689,079
k. Deferred income tax liabilities	96,672,698	75,824,381	20,848,317
l. Other current liabilities	5,355,964	7,628,480	Δ2,272,516
II. Long-term Liabilities	3,177,759,048	2,824,310,998	353,448,050
a. Debentures	2,198,125,000	2,073,391,283	124,733,717
Discount on debentures	Δ11,258,434	Δ12,668,859	1,410,425
b. Long-term borrowings	45,100,000	45,100,000	0
c. Foreign currency long-term borrowings	2,556,755	3,002,227	Δ445,472
d. Bank loans	6,354,613	26,449,042	Δ20,094,429
e. Retirement and severance benefits (net)	225,404,292	224,282,133	1,122,159
f. Deferred income tax liabilities	557,748,778	384,241,521	173,507,257
g. Other long-term liabilities	153,728,044	80,513,651	73,214,393
Total Liabilities	5,989,565,770	4,571,214,681	1,418,351,089

Balance Sheet
As of December 31, 2007 and 2006
(Unit: Korean thousand Won)

Description	2007	2006	Changes
(Shareholders’ Equity)
I. Capital Stock	482,403,125	482,403,125	0
II. Capital Surplus	4,109,818,079	3,934,587,485	175,230,594
a. Paid-in capital in excess of par value	463,825,293	463,825,293	0
b. Assets revaluation surplus	3,172,775,771	3,172,775,771	0
c. Other capital surplus	473,217,015	297,986,421	175,230,594
III. Capital Adjustments	Δ2,715,964,315	Δ1,670,689,853	Δ1,045,274,462
a. Treasury stock	Δ2,715,964,315	Δ1,670,689,853	Δ1,045,274,462
IV. Accumulated other comprehensive income	858,748,137	301,463,162	557,284,975
a. Gain (Loss) on valuation of investment securities	858,748,137	301,463,162	557,284,975
V. Retained Earnings	21,768,226,908	18,743,894,243	3,024,332,665
a. Legal reserve	241,201,563	241,201,563	0
b. Reserve for business rationalization	918,300,000	918,300,000	0
c. Reserve for research & development	1,445,000,000	1,383,333,333	61,666,667
d. Reserve for business expansion	14,757,500,000	12,357,500,000	2,400,000,000
e. Reserve for dividends	755,568,000	569,232,914	186,335,086
f. Unappropriated retained earnings	3,650,657,345	3,274,326,433	376,330,912
(Net income for the year)	(3,679,431,381)	(3,206,604,725)	(472,826,656)
Total Shareholders’ Equity	24,503,231,934	21,791,658,162	2,711,573,772
Total Liabilities and Shareholders’ Equity	30,492,797,704	26,362,872,843	4,129,924,861

Income Statement
For the Years ended December 31, 2007 and 2006
(Unit: Korean thousand Won)

Description	2007	2006	Changes
I. Sales	22,206,684,973	20,043,409,118	2,163,275,855
1. Sales of finished goods	22,128,267,460	19,969,416,405	2,158,851,055
2. Other sales	78,417,513	73,992,713	4,424,800
II. Cost of Sales	16,606,086,898	15,033,450,121	1,572,636,777
1. Cost of finished goods	16,574,496,370	15,001,215,502	1,573,280,868
2. Other cost of sales	31,590,528	32,234,619	Δ644,091
III. Gross Profit	5,600,598,075	5,009,958,997	590,639,078
IV. Selling and Administrative Expenses	1,292,322,878	1,117,651,599	174,671,279
1. Salaries	106,881,112	87,636,912	19,244,200
a. Employees’ salaries	83,711,598	74,837,784	8,873,814
b. Severance allowance	23,169,514	12,799,128	10,370,386
2. Administrative expenses	581,218,723	497,346,788	83,871,935
a. Welfare expenses	71,547,003	67,737,092	3,809,911
b. Travel	13,568,298	12,429,127	1,139,171
c. Communications	7,121,765	6,080,155	1,041,610
d. Light, water	927,021	990,420	Δ63,399
e. Heating	344,900	254,554	90,346
f. Taxes and public dues	4,530,839	3,847,197	683,642
g. Depreciation and amortization	31,202,479	27,956,678	3,245,801
h. Rent	23,073,243	30,070,950	Δ6,997,707

Income Statement
For the Years ended December 31, 2007 and 2006
(Unit: Korean thousand Won)

Description	2007	2006	Changes
i. Repairs	9,213,045	10,693,991	Δ1,480,946
j. Insurance	5,413,702	4,161,726	1,251,976
k. Entertainment	3,856,837	2,869,095	987,742
l. Advertising	83,888,401	73,862,179	10,026,222
m. Research and development expenses	23,466,939	32,546,788	Δ9,079,849
n. Development	4,952,874	6,336,685	Δ1,383,811
o. Fees and charges	128,965,024	120,931,290	8,033,734
p. Prize	3,477,452	8,610,500	Δ5,133,048
q. Office supplies	4,326,118	3,928,407	397,711
r. Clothing	191,459	104,585	86,874
s. Subscription and printing	2,888,756	2,429,093	459,663
t. Vehicles	5,218,254	4,795,349	422,905
u. Membership fees	7,553,974	6,586,487	967,487
v. Training	15,262,077	13,896,751	1,365,326
w. Public affair expenses	6,070,601	5,925,951	144,650
x. Compensation cost of stock option	123,880,887	49,884,576	73,996,311
y. Others	276,775	417,162	Δ140,387
3. Selling expenses	604,223,043	532,667,899	71,555,144
a. Freight	543,291,827	481,321,371	61,970,456
b. Operating expenses for distribution center	7,419,947	6,346,236	1,073,711
c. Sales commissions	39,978,698	38,969,763	1,008,935
d. Sales advertising	145,825	225,568	Δ79,743
e. Sales promotions	2,997,455	3,905,236	Δ907,781
f. Samples	1,281,082	1,138,043	143,039
g. Sales insurance	157,242	194,537	Δ37,295
h. Bad debts expenses	8,950,967	567,145	8,383,822

Income Statement
For the Years ended December 31, 2007 and 2006
(Unit: Korean thousand Won)

Description	2007	2006	Changes
V . Operating Income	4,308,275,197	3,892,307,398	415,967,799
VI. Non-operating Income	1,048,946,968	810,890,071	238,056,897
1. Interest income	126,423,128	81,653,839	44,769,289
2. Dividend income	59,057,593	60,692,893	Δ1,635,300
3. Gain on disposition of marketable securities	55,045,828	59,842,623	Δ4,796,795
4. Gain on valuation of marketable securities	9,289,600	16,457,220	Δ7,167,620
5. Gain on foreign currency transactions	80,364,790	114,748,623	Δ34,383,833
6. Gain on foreign currency translation	3,857,457	74,352,105	Δ70,494,648
7. Gain valuation of investments using the equity method of accounting	605,844,236	327,878,665	277,965,571
8. Gain on disposition of investments	0	1,045,601	Δ1,045,601
9. Gain on disposition of tangible assets	13,160,039	13,919,748	Δ759,709
10. Gain on derivatives transaction	13,380,061	779,050	12,601,011
11. Gain on valuation of derivatives	301,159	0	301,159
12. Reversal of allowance for doubtable accounts	0	563,187	Δ563,187
13. Gain on disposition of other non-current assets	9,949,867	0	9,949,867
14. Miscellaneous income	72,273,210	58,956,517	13,316,693
VII. Non-operation Expenses	565,213,585	584,763,223	Δ19,549,638
1. Interest expense	103,323,944	78,784,538	24,539,406
a. Interest Payables	102,837,522	78,107,893	24,729,629
b. Guarantee Fees on payment	40,672	42,144	Δ1,472
c. Financial Fees Expenses	445,750	634,501	Δ188,751
2. Other bad debts expenses	5,447,651	14,907,693	Δ9,460,042
3. Loss on foreign currency transactions	89,859,222	112,770,190	Δ22,910,968
4. Loss on foreign currency translation	58,839,605	1,345,266	57,494,339
5. Donations	150,543,335	135,351,633	15,191,702
6. Loss on valuation of equity method	33,343,500	16,982,400	16,361,100

Income Statement
For the Years ended December 31, 2007 and 2006
(Unit: Korean thousand Won)

Description	2007	2006	Changes
7. Loss on disposition of investments	0	65,305,353	Δ65,305,353
8. Loss on disposition of tangible assets	59,286,793	73,177,345	Δ13,890,552
9. Loss on derivatives transaction	5,741,726	23,696,102	Δ17,954,376
10. Expenses on assets not in use	702,595	1,024,466	Δ321,871
11. Loss on impairment of tangible assets	0	471,228	Δ471,228
12. Loss on disposition of trade receivables	10,549,719	19,859,379	Δ9,309,660
13. Loss on disposition of other non-current assets	17,569,797	0	17,569,797
14. Loss on impairment of other non-current assets	845,263	0	845,263
15. Miscellaneous loss	29,160,435	41,087,630	Δ11,927,195
VIII. Income Before Income Taxes	4,792,008,580	4,118,434,246	673,574,334
IX. Income Tax Expense	1,112,577,199	911,829,521	200,747,678
1. Income tax	1,014,152,445	831,949,130	182,203,315
2. Residents’ tax	98,424,754	79,880,391	18,544,363
X. Net Income	3,679,431,381	3,206,604,725	472,826,656
(Ordinary income per share, KRW)	(48,444)	(40,748)	(7,696)
(Earnings per share, KRW)	(48,444)	(40,748)	(7,696)

The Statement of Appropriation of Retained Earnings
For the Years Ended December 31, 2007 and 2006
(Unit: Korean thousand Won)

Description	2007		2006		Note
I. Retained Earnings Before Appropriations		3,650,657,345		3,274,326,434
1. Unappropriated retained earnings carried over from prior year	160,767,029		223,282,629
2. Gains and losses valuation of investments using the equity method of accounting from prior year	0		0		o. The interim dividend amount is 2,000 won per share in 2006 (40%)
3. Retirement of treasury stock	0		0
4. Interim dividends	Δ189,541,065		Δ155,560,920
- Dividend rate as % par value(50%)					o. The interim dividend amount is 2,500 won per share in 2007. (50%)
5. Net income	3,679,431,381		3,206,604,725
II. Transfers From Voluntary Reserves and others		373,333,333		338,333,333
1. Reserve for research and development	373,333,333		338,333,333
Total		4,023,990,678		3,612,659,767
III. Appropriations of Retained Earnings		3,793,379,279		3,451,892,738	o. The year end dividend amount is 6,000 won per share in 2006. (120%)
1. Reserve for research and development	0		400,000,000
2. Dividends	566,551,507		465,557,652
a. Cash dividends	566,551,507		465,557,652		o. The year end dividend amound is 7,500 won per share in 2007. (150%).
- Dividend rate as % par value(150%)
3. Reserve for business expansion	3,000,000,000		2,400,000,000
4. Reserve for dividends	226,827,772		186,335,086

IV. Unappropriated Retained Earnings Carried Forward To Subsequent Year		230,611,399		160,767,029

Agenda 2: Election of the Directors
2-1 : Election of Independent Non-executive Director
Pursuant to the Article 382 of the Korean Commercial Act, Article 191-16 of the Korean Securities and Exchange Act and the Article 28 of the Articles of Incorporation, approval of election of Independent Non-Executive Director is requested.
The term of office of one Independent Non-Executive Director expires at the 40th Ordinary General Meeting of Shareholders.
One person was recommended for one seat for Independent Non-Executive Directorship as follows :
[List of Candidate for Independent Non-Executive Director]

	Date of Birth		Transaction with	Relationship
	Recommended	Major	POSCO for the	with major
Name	by	Experience	latest 3 years	shareholders	Tenure

Ahn, Charles	Jan. 22, 1962	Chairman of the Board, AhnLab, Inc.	Granted Stock Option Right with 2,000 shares	None	3 years
Director Candidate Recommendation Committee

2-2 : Election of Independent Non-Executive Directors as Audit Committee Members
Pursuant to Article 382 of the Korean Commercial Act, Article 415-2 of the Korean Commercial Act, Article 191-17 of the Korean Securities and Exchange Act and Article 28 of the Articles of Incorporation, approval of election of Independent Non-Executive Directors as Audit Committee members is requested.
The terms of office of two Independent Non-Executive Directors of Audit Committee expire at the 40th Ordinary General Meeting of Shareholders.
Two persons were recommended for two seats for Independent Non-Executive Directorship as Audit Committee Members as follows :
[List of Candidates for Audit Committee Members]

	Date of Birth		Transaction with	Relationship
	Recommended	Major	POSCO for the	with major
Name	by	Experience	latest 3 years	shareholders	Tenure

Sun, Wook	Jan. 24, 1945	CEO, Nong Shim Co., Ltd.	Granted Stock Option Right with 2,000 shares	None	3 Years
Director Candidate Recommendation Committee

Park, Sang-Yong	Feb. 21, 1951	Professor, Yonsei University	None	None	3 Years
Director Candidate Recommendation Committee

2-3 : Election of Executive Director
Pursuant to the Article 382 of the Korean Commercial Act and the Article 28 of the Articles of Incorporation, approval of election of Executive Director is requested.
The term of office of one Executive Director expire at the 40th Ordinary General Meeting of Shareholders.
One person was recommended for one seat for Executive Directorship as follows :
[List of Candidate for Executive Director]

	Date of Birth		Transaction with	Relationship
	Recommended	Major	POSCO for the	with major
Name	by	Experience	latest 3 years	shareholders	Tenure

Choi, Jong-Tae	Sep. 20, 1949	Senior Executive Vice President, (Chief Staff Officer) POSCO	None	None	3 Years
Board of Directors

Agenda 3 : Approval of Limits of Total Remuneration for Directors
Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Articles of Incorporation, approval of limits of total remuneration for Directors in the 41st fiscal year is requested as follows :
[The Limits of Total Remuneration for Directors]

	The 40th Fiscal Year	The 41st Fiscal Year
	(2007)	(2008)

Number of Directors (Independent Non- executive Directors)	15 (9)	15 (9)

Ceiling Amount of Total Remuneration	KRW 6.0 billion	KRW 6.0 billion
•	In the 41st fiscal year, it is proposed to maintain at KRW 6.0 billion for limits of total remuneration for Directors.